(212) 318-6054

vadimavdeychik@paulhastings.com

June 18, 2018

David L. Orlich

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli NextShares Trust (the “Trust”) on behalf of the Gabelli Pet Parents’ FundTM—Companion Pets, Their Parents, and The Ecosystems (the “Fund”)

File Number: 333-211881

Dear Mr. Orlich:

This letter responds to additional oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on June 5, 2018, with respect to the Post-Effective Amendment No. 7 to the registration statement on Form N-1A for the Fund (the “Registration Statement”), which was filed with the Commission on April 4, 2018 (SEC Accession No. 0001133228-18-001865).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Trust’s understanding. The Trust’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, shall have the same meanings ascribed to them in the Registration Statement.

Comment 1: Please consider revising the name of the Fund, “Gabelli Pet Parent FundTM—Companion Pets, Their Parents, and The Ecosystems.” Please note that we believe that the current name is overly broad.

Response: The Trust respectfully submits that the full name of the Fund has been revised to “Gabelli Pet Parents’TM NextSharesTM.”

Prospectus

Comment 2: In the Principal Investment Strategies section of the Prospectus, please consider revising further the definition of Pet Industry.

Response: The Trust respectfully submits that the definition of Pet Industry has been revised to read:

The pet industry includes companies that offer services and products for pets and pet owners (“Pet Parents”). Such companies will generally derive at least 50% of their revenues or profits from, or will devote at least 50% of their assets to the following sectors: manufacturers and distributors of pet food, pet supplies, veterinary pharmaceuticals, veterinary wellness, veterinary and other pet services, pet equipment, pet toys, and products and services that support Pet Parents regarding their pet activities (hereinafter the “Pet Industry”).

Comment 3: Please add additional disclosure to the Foreign Securities Risk on page 8 of the Prospectus, to address reduced levels of governmental regulation of foreign securities markets.

Response: The Trust respectfully submits that the below revisions have been made to the Political Risk bullet under the Foreign Securities Risk factor. In addition, the Political Risk bullet has been renamed Regulatory Risk:

•	Regulatory Risk – Foreign governments may expropriate assets, impose capital or currency controls, impose punitive taxes, or nationalize a company or industry. Any of these actions could have a severe effect on security prices and impair the Fund’s ability to bring its capital or income back to the United States. Other political risks include economic policy changes, social and political instability, military action, and war. In addition, issuers in which the Fund invests in may be located in certain foreign markets that may experience from time to time reduced levels of governmental regulation of foreign securities markets, and/or less developed accounting, auditing and financial standards. As a result, such issuers may be disproportionately impacted than issuers located in markets that have well developed accounting, auditing and financial standards.

Comment 4: Please confirm that the five-year bio of Daniel M. Miller, the portfolio manager of the Fund, will be included in the amended registration statement as required by Form N-1A.

Response: Confirmed. The portfolio manager’s bio is consistent with the requirements of Form N-1A.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for Paul Hastings LLP